OMB APPROVAL
OMB Number: 3235-0362
Expires: January 31, 2005
Estimated average burden hours per response...1.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	O'Connell, Jr., Desmond H. (Last) (First) (Middle)		Serologicals Corporation (SERO)

	5655 Spalding Drive	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Norcross, GA 30092 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock, $.01 par value		09/12/02				A		76	A	(1)				D

	Common Stock, $.01 par value		10/07/02				A		69	A	(1)				D

	Common Stock, $.01 par value		10/15/02				A		24	A	(1)				D

	Common Stock, $.01 par value		10/17/02				A		72	A	(1)				D

	Common Stock, $.01 par value		10/23/02				A		27	A	(1)				D

	Common Stock, $.01 par value		10/24/02				A		28	A	(1)				D

	Common Stock, $.01 par value		10/27/02				A		88	A	(1)				D

	Common Stock, $0.01 par value		11/11/02				A		272	A	(1)				D

	Common Stock, $0.01 par value		11/20/02				A		86	A	(1)				D

	Common Stock, $0.01 par value		12/06/02				A		79	A	(1)				D

													56,719		D		(3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Director Stock Option		17.50		05/27/1998

	Director Stock Option		4.813		11/12/1999

	Director Stock Option		4.688		04/18/2000

	Director Stock Option		19.00		05/28/2002

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	05/27/1999	05/27/2008		Common stock, $0.01 par value	36000						D		(2)

	11/12/2000	11/12/2005		Common stock, $0.01 par value	75000						D		(2)

	04/18/2001	04/18/2006		Common stock, $0.01 par value	25000						D		(2)

	08/28/2002	5/28/2008		Common stock, $0.01 par value	14466						D		(2)

Explanation of Responses:

(1) Represents rights to shares of Common Stock accumulated as a result of deferring fees earned serving as a Director of the Company. The shares are issuable upon the last day of service as a director of the Company.

(2) Options shall vest at a rate of 25% quarterly and are fully vested in one year.

(3) Includes 8,719 rights to shares of Common Stock accumulated as a result of deferring fees earned serving as a Director of the Company. The shares are issuable upon the last day of service as a director of the Company.

/s/ Craig L. Brown, Attorney in fact for Desmond H. O'Connell, Jr.	February 7, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.